December 15, 2014

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             SolarEdge Technologies, Inc.

Registration Statement on Form S-1
Submitted November 5, 2014
CIK No. 0001419612

Dear Ms. Ravitz:

On behalf of SolarEdge Technologies, Inc. (the “Company”), this letter responds to your letter, dated December 2, 2014 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on November 5, 2014.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.  The page references in the responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being confidentially submitted today by electronic submission.  The Company will also provide you with marked copies of Amendment No. 1 to expedite your review.

Summary, page 1

1.              We note the disclosure regarding your revenue growth, number of shipments and installations monitored.  Please revise to also highlight your history of losses, negative cash flows from operations and accumulated deficit.

Answer:  The Company has revised the disclosure on page 2 in response to the Staff’s comment.

2.              Given your disclosure starting on page 70 regarding the development over years of module-level power electronics and the availability of alternative monitoring systems, please tell us, with a view toward disclosure, how your solution has

“changed the way power is harvested and managed in a solar photovoltaic system.”

Answer:  While microinverter technology (and therefore module-level power electronics technology) has been commercially available since the 1990s, the Company invented the DC power optimized inverter system for PV modules.  The Company believes that its solution offers significant advantages over microinverter technology, including a lower initial cost per watt, improved economies of scale and higher adaptability to new grid codes.  These advantages are discussed in detail on pages 83 and 84.  Further, as illustrated on page 78, the Company has achieved significantly broader market adoption than competing manufacturers of module-level power technology products, and particularly competing manufacturers of power optimizer technology products.  Accordingly, the Company believes that its solution has changed the way power is harvested and managed in a solar photovoltaic system.

3.  Please tell us the basis upon which you chose to name the customers listed on the final carry-over paragraph on page 1, and whether you have other customers which have the same characteristics that you did not name.

Answer:  The Company selected the customers listed based on their status as major members of two classes of customers:  (i) providers of solar PV systems and (ii) distributors.  The Company named its top two solar PV system provider customers by sales volume in dollars as well as our fourth largest customer of this type by sales volume in dollars, which is also our fastest growing customer.  The Company named its three largest distributor customers by sales volume in dollars, which are Soligent Distribution, LLC, a U.S. company, and Krannich Solar Group and AliusEnergy BV, both European companies. The Company also named Segen Ltd., which is our fifth largest distributor by sales volume in dollars and is European-based, to demonstrate the Company’s significant presence in Europe.

Market Opportunity, page 2

4.              It appears that your business opportunity is partly dependent upon the solar industry achieving the growth predictions noted here and elsewhere throughout your disclosure.  In this regard, please tell us what consideration you have given to discussing, here and in your risk factors section, the general cyclical nature of the solar equipment industry, most recently marked by apparent overproduction coupled with significant price and demand decreases over several years.

Answer:  The Company has revised the disclosure on pages 2 and 17 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 6

5.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer:  The Company is providing the Staff, under separate cover, a copy of the requested written communications.

The terms of Israeli government grants…, page 25

6.              Given the locations where your products are manufactured, please tell us how you have complied with the “R&D Law” as set forth in the first paragraph.

Answer:  Under the R&D Law, the location of manufacturing activities within or outside of Israel determines the level of government incentives (i.e. grant or project financing) for which an Israeli company is eligible as well as the rate at which the company must repay any financing by royalty payments to the Office of the Chief Scientist (the “OCS”).

In its funding requests submitted to the OCS, the Company informed the OCS that the Company’s manufacturing activities take place outside of Israel, and OCS participation in the Company’s funding was determined accordingly. We have modified the disclosure to reflect this.  Once Company products in the development stage achieve marketability, the Company will be obligated pay the applicable royalty rate of 4 to 4.5% on the revenues associated with such products.

All of the Company’s intellectual property is owned by its Israeli subsidiary.  Such intellectual property has not been transferred, and the Company’s interactions with its contract manufacturers do not require it to be transferred.

The Company has also revised the disclosure on page 27 in response to the Staff’s comment.

Capitalization, page 36

7.              We note that your total debt of $20.2 million is not included in your total capitalization of $(19.1) million.  Please explain to us why you believe it is appropriate to exclude this amount from your total capitalization, or revise your capitalization table as necessary.

Answer:  The Company has revised the disclosure on page 37 in response to the Staff’s comment.

Dilution, page 38

8.              Please revise the first table to address separately the effect of the conversion of all outstanding preferred shares.  Please also expand the table on page 49 [39] to disclose how the numbers and percentages change as a result of exercise of all outstanding warrants and options.

Answer:  The Company has revised the disclosure on pages 39 and 40 in response to the Staff’s comment.

Key Operating Metrics, page 41

9.              We note your statement that you use the metrics listed to, among other things, “measure [y]our performance . . . and make strategic decisions,” yet you do not appear to have tied the metrics to the subsequent discussion of your results.  Please explain, within your MD&A, how you used the metrics listed to evaluate your performance and guide decision-making.

Answer:  The Company has revised the disclosure on pages 45 and 46 in response to the Staff’s comment.

10.       In addition, explain in more detail how you calculate “inverter capacity shipped” and how this metric ties to your financial results.  Also, explain how capacity relates to actual usage.

Answer:  The Company has replaced “inverter capacity shipped” with “nameplate capacity shipped” throughout the Registration Statement. Nameplate capacity is the maximum rated power output capacity of an inverter as specified by the manufacturer.  The Company offers single-phase inverters with nameplate capacities of 3 kW, 3.8 kW, 5 kW, 6 kW, 7.6 kW, 10 kW and 11.4 kW.  The Company offers three-phase inverters with nameplate capacities of 9 kW, 10 kW and 20 kW.  The Company calculates “nameplate capacity shipped” by multiplying the number of each model of inverter shipped by its applicable nameplate capacity and summing the total.  For instance, if the Company sold three 3kW inverters, ten 5 kW inverters and sixty 20 kW inverters in a given period, nameplate capacity shipped would be calculated as follows, equaling 1.259MW:

3 ×3 kW + 10 × 5 kW + 60 × 20 kW = 1259 kW or 1.259 MW

The Company believes that end-users purchase products with capacities corresponding to their anticipated needs, based on the size of the solar array to which the products will be connected.

Nameplate capacity shipped ties indirectly to the Company’s financial results in that higher total capacities shipped are generally associated with higher total revenues.

However, revenues increase with each additional unit, not necessarily each additional MW of capacity, sold.  Accordingly, the Company also provides the “Inverters shipped” and “Power optimizers shipped” operating metrics.  The Company provides the “Megawatts shipped” metric, which is calculated based on nameplate capacity shipped, to show adoption of the Company’s system on a nameplate capacity basis.

11.       Finally, explain how, if at all, your shipping metrics tie to your monitoring metrics.  For example, discuss whether you monitor only systems that you ship and whether there is a numerical difference between the number of pieces of equipment you shipped and the number of systems you monitor, and discuss the reasons for those differences.

Answer:  The Company calculates systems monitored through its cloud-based monitoring platform, which tracks installations of products shipped by the Company, if and to the extent that such installations are connected to the monitoring platform.

The Company’s shipping metrics tie indirectly to its monitoring metrics, in that higher numbers of products or capacities shipped are generally associated with higher numbers of systems and megawatts monitored.  However, a delay is inherent between shipment and installation and connection to the monitoring platform.  Further, some system owners opt not to connect their systems to the monitoring platform, which causes their systems not to be included in “systems monitored” or “megawatts monitored.” Because installations contain multiple power optimizers, and some installations contain multiple inverters, the number of installations monitored differs from the number of inverters and power optimizers shipped.

Management’s Discussion and Analysis, page 42

12.       Please supplementally provide us with a copy of the GTM Research report identifying you as “the leader in the . . . MPLE . . . market.”

Answer:  The Company is providing the Staff, under separate cover, a copy of the requested GTM Research report and an updated table provided by GTM Research. The Company has also updated the disclosure on pages 4, 78 and 85 to reflect the updated information.

Cost of Revenues and Gross Profit, page 44

13.       Please revise to clarify the nature of your arrangement with your contract manufacturers, including who funds the capital investments needed to continue and expand production of your products.  For example, you disclose on page 89 that you outsource manufacturing of your products; however, your disclosure on page 43 refers to opening sites “with” those entities.  You also refer here and page 89 to deploying your proprietary assembly line and expecting to “invest in additional automated assembly lines in the future.” If you expect or are obligated to pay the amounts needed to fund, in full or in part, these and the “expansion of current manufacturing sites . . . together with planned North American contract manufacturing sites,” please revise to state so directly and describe the nature, amount and timing of your obligations.

Answer:  With respect to the Company’s existing assembly lines, the Company’s contract manufacturers have funded most of the capital investments needed to continue and to expand these lines.  The Company has funded a small portion of the capital investments for these existing assembly lines, and the Company intends to continue this funding arrangement in the future.  The Company’s capital investment in these assembly lines is associated with certain equipment that is unique to the manufacture of our products, including specifically, end of line testing equipment.

With respect to the Company’s proprietary automated assembly line, which is designed to replace work that is done manually on the existing lines, and is scheduled to come online in 2015, the Company has designed and is responsible for the funding of all capital expenses associated with this automated assembly line, while non-unique equipment will continue to be funded by the contract manufacturers as done on the existing lines.

The Company has revised the disclosure on page 95 in response to the Staff’s comment.

14.       Please revise to clarify whether the “expansion of current manufacturing sites” includes the deployment of your self-designed assembly line, or whether such expansion will take place separately.  Please also revise to clarify the status of each of the planned expansions mentioned in your document, including any material obstacles you and the contract manufacturer must overcome before production can begin.  In this regard, your disclosure that the expanded sites will provide enough capacity by the middle of 2015 implies that current capacity is insufficient.  If so, please revise to state so directly.

Answer:

The Company has revised the disclosure on pages 18, 46, 47 and 95 in response to the Staff’s comment.

Contractual Obligations, page 56

15.       If the amounts disclosed in this table have changed or are expected to change materially, please revise to describe those changes.  We note, for example, the repayment of debt you intend to effect with the proceeds of this offering.

Answer:  The Company has revised the disclosure on pages 62 and 63 in response to the Staff’s comment.

Stock-Based Compensation Expense, page 59

16.       In order to assist us in evaluating your stock-based compensation, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range (when available).  We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Answer:  The Company acknowledges the Staff’s comment and will provide the Staff with the requested information when the estimated IPO price range is available.

Industry Overview, page 67

17.       We note your use of CAGRs to discuss past energy cost and consumption.  Since your business opportunity appears to rely upon projected continuous growth in these measures in the coming years, please revise here to show actual growth of those measures for the years represented, to the extent that the use of CAGRs may not reveal cycles or significant drops in cost or consumption.

Answer:  The Company advises the Staff that the use of CAGRs in the referenced disclosure does not conceal any cycles or significant drops in cost or consumption.  The industry data underlying the CAGR calculations indicate steady growth in energy cost and consumption.  Therefore, the Company respectfully submits to the Commission that its existing disclosure is appropriate.

Solar Energy is a Large and Growing Market, page 68

18.       Please revise to clarify what you mean by “below-average growth levels.”

Answer:  The Company has revised the disclosure on page 74 in response to the Staff’s comment.

Business, page 74

Overview, page 74

19.       Please revise to clarify what you mean by the disclosure that your installed cost per watt is “competitive with” traditional inverters and “generally lower” than comparable microinverter systems.  For example, what is your cost per watt and what is the cost for traditional inverters and microinverter systems against which you are comparing your product? Also, if any competitor’s products were not included in this comparison, please disclose that fact and the reason for their exclusion.

Answer:  Prices and capacities of our products vary between countries, as do the prices and capacities of our competitors’ products.  The Company believes that the case studies on pages 87-90 are representative of our competitive position on a cost-per-watt basis across geographies and system sizes because they provide accurate comparisons of our product prices to those of our leading competitors.

The Company has also revised the disclosure on pages 1, 3, 80 and 83 in response to the Staff’s comment.

LCOE, page 81

20.       Please clarify whether you performed the case studies disclosed in this section.  Also, with a view toward disclosure, please tell us how you selected what competitor’s products to use for comparative purposes, and the reasons others’ were excluded.  Also tell what version of the selected competitor’s product was used for comparative purposes (e.g., the most current version available at that time) and reasons other versions were excluded from the comparison.

Answer:  The Company advises the Staff that the two case studies discussed on pages 87-90 were performed by the Company and represent actual residential and commercial installations utilizing SolarEdge power optimizers and inverters.  For each installation, the installer provided the Company with the location and size of the installation.  The Company used this installer data, together with its own estimates of the costs of racking, labor, design, permitting, tax and equipment, to calculate the figures presented under the heading “Total costs.”  The Company advises the Staff that its estimates of the cost of design, permitting and other related costs were the same in each case for the SolarEdge system, the microinverter system and the traditional inverter system.

The Company used a well-known industry third-party simulation program, PVSyst, to estimate the amount of energy harvested in the first year of a system’s installation for a SolarEdge system, a microinverter system and a traditional inverter system as presented under the heading “System energy harvest (1st year).”  The Company used these figures in combination with its own estimates of module degradation to determine the figures presented under the heading “System energy harvest (20 years).”

The Company selected competitors’ products for the comparison on the basis of market acceptance and direct competition.  Accordingly, the Company selected SMA Solar Technology AG traditional inverters for comparison, as SMA is the leading provider of traditional inverters.  Similarly, the Company selected Enphase Energy, Inc. microinverters for comparison, as Enphase is the leading provider of microinverters.  In each case, the Company compared its installed products against the most current versions of its competitor’s products available at the time of the installation.  The Company believes that this approach best provides an accurate comparison, as it takes into account the specific needs of the site chosen at the time of installation.

Our Products, page 84

21.       Please disclose the information required by Regulation S-K Item 101(c)(1)(i) with respect to each product listed in this section or advise.

Answer:  With respect to the Company’s power optimizers and inverters, the Company has revised the disclosure on page 91 in response to the Staff’s comment.

The Company’s cloud-based monitoring platform is designed to work exclusively with the Company’s power optimizers and accordingly is not sold separately.  Therefore, consistent with Regulation S-K Item 101(c)(1)(i), the Company respectfully submits to the Staff that it does not believe it is required to include any further revenue history by product class.

SolarEdge Inverter, page 85

22.       Please revise to clarify the status of development of the “higher power inverters” noted here, as well as the new and modified products noted on pages 21, 80 and 81.  Please also clarify the status of development of the storage technology noted on page 86.  If any of your competitors have already developed a storage solution, please revise to highlight that fact.

Answer:  The Company has revised the disclosure on page 91 and 92 in response to the Staff’s comment.

Principal Stockholders, page 109

23.       Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of the entities listed in this table.

Answer:  The Company has revised the disclosure on pages 116 and 117 in response to the Staff’s comment.

Executive Compensation, page 99

24.       We note your statement on page 101 that you do not have a cash-based incentive plan; however, it appears from the table and note 2 that you may have paid cash awards to your NEOs.  Please revise or advise.

Answer:  The Company does not have a cash-based incentive plan.  However, the Company’s board of directors has from time to time approved cash bonuses based on the performance of the Company. As such, the Company has revised the disclosure on page 105 in response to the Staff’s comment. The amounts previously reported as Non-Equity Incentive Plan Compensation Incentives in the summary compensation table have been moved to the Bonus column of the table.

Private Placement Financings, page 111

25.       We note the information in the table relates to purchases by the holders of more than 5% of your capital stock and their affiliated entities since July 1, 2011.  With a view toward disclosure, please tell us when Norwest Venture Partners acquired the shares of capital stock reported in the table on page 109.

Answer:  The Company has revised the disclosure on page 118 in response to the Staff’s comment.

Shares Available for Future Sale, page 124

26.       Please revise here and page 28 to clarify the number of restricted shares not subject to the lock-up and market standoff agreements.

Answer:  The Company has revised the disclosure on pages 29 and 132 in response to the Staff’s comment.

Note 2 — Significant Accounting Policies, page F-9

D — Pro Forma Balance Sheet (unaudited), page F-11

27.       We note that your convertible preferred stock automatically converts into common stock upon the closing of an offering of at least $30 million at a price in excess of $4.618 per share.  Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect to meet such conditions.  If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Answer:  While the Company’s management has only had preliminary discussions of the Company’s valuation with the underwriters, the Company currently believes that the offering will meet the conditions noted in the Staff’s comment.  In the event that the Company subsequently concludes that the conditions mentioned in the Staff’s comment are not satisfied, the Company will revise the Registration Statement accordingly.

F — Basic and Diluted Net Loss Per Share, page F-11

28.       We note that you have excluded all potential shares from your calculation of diluted net loss.  Please revise your disclosure to include the number of potentially dilutive shares excluded from the calculation of diluted loss per share due to anti-dilution.  Refer to FASB ASC 260-10-50-1(c).

Answer:  The Company has revised page F-12 of its financial statements in response to the Staff’s comment.

M — Revenue Recognition, page F-13

29.       We note from your disclosure on page 44 that your revenues are affected by sales incentives.  Please explain to us the types of sales incentives that you offer to your customers and how you account for each type of sales incentive.  Revise your disclosures as necessary.

Answer:  In order to incentivize certain distributors to promote the Company’s products, the Company offers these distributors a sales incentive plan that rewards them for meeting certain sales volume targets.  Under the incentive plan, if the distributor meets the sales volume target then a discount is applied to the prices paid by the distributor for the Company’s products with respect to the incentive period.

At the end of the accounting period, in connection with the Company’s revenue recognition process, the Company reviews whether the distributors met the volume targets and, where the applicable target was met, the Company recognizes revenue net of the sales incentive amount (i.e., sales minus the sales incentive).  The effect of these sales incentives on fiscal 2014 revenues was immaterial.

The Company has revised the disclosure on page 63 and has revised page F-15 of its financial statements in response to the Staff’s comments.

30.       We note that for your multiple-element arrangements your revenue allocation is based on the best estimate of the selling price (ESP).  We further note that you determine ESP by considering factors such as prices charged by the company for similar offerings, the company’s historical pricing practices and product-specific business objectives.  Please describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis.  Refer to FASB ASC 605-25-50-2.

Answer:  In determining the selling prices of deliverables, ASU 2009-13 requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables based on their relative selling price (relative-selling-price-method).  Under the relative-selling-price-method, the selling price for each deliverable is determined according to a hierarchy using (i) Vendor Specific Objective Evidence (“VSOE”) of the selling price, if available; (ii) third-party evidence (“TPE”) of the selling price, if available and if VSOE is not available or (iii) the vendor’s best estimate of the selling price (“ESP”) for the deliverables if neither VSOE nor TPE is available.  ASU 2009-13 requires the determination of ESP must be made in a manner consistent with that used to determine the selling price of the deliverable on a stand-alone basis.

The Company advises the Staff that since the Company began sales in 2010, the Company’s products are rarely installed separately from one another.  The Company has always sold its power optimizers together with its cloud-based monitoring platform.  To date, we have not sold any renewals on the monitoring platform therefore, VSOE cannot be established for the cloud-based monitoring platform, and consequently VSOE cannot not be established for power optimizers.  Although inverters have occasionally been sold separately on a stand-alone basis, such orders are uncommon and not substantial in total, and consequently VSOE cannot be established for inverters.

TPE of the selling price is unavailable for the Company’s products.  The Company’s products use a different topology than the string and central inverters and microinverters produced by the Company’s competitors and have other significant differentiating factors that make it difficult to compare pricing of the Company’s products to pricing of its competitors’ products.  Further, products in the solar power harvesting market that perform similar functions to one another tend to be associated with wide ranges of prices.  Recognizing these facts, the Company’s management concluded that TPE is not an appropriate basis for establishing selling price for the Company’s products.

Because VSOE and TPE are unavailable, management is required to perform its best estimate in order to determine the selling price for each of the Company’s products.

Selling price for inverters and power optimizers

Establishing the ESP for inverters and power optimizers is based on the list prices of Company. The Company publishes a global price list for all of its inverter and power optimizer products on an annual basis.  Discounts from the list prices are given to new customers based on their projected volume of purchases (measured in MW) and to existing customers based on their forecasts and previous purchases, all of which is reviewed in light of the Company’s business objectives to increase sales to existing customers and expand sales to new geographies.  Because this pricing policy is fully implemented, it is management’s best estimate that the purchase price for each inverter or power optimizer product is the applicable price in the global price list minus the relevant discount. While inverter sales on a stand alone basis are uncommon and are not sufficient to establish a VSOE for this product, in cases where such sales were made, analysis of the stand alone basis yielded immaterial differences form the ESP established by managemnt.

Selling price for cloud-based monitoring platform

Until April 30, 2012, the Company offered the cloud-based monitoring platform free of charge for a three year period and then offered the service for a fee of up to $7.5 per kW per year.  Accordingly, the Company used $22.5 per kW (based on the inverters capacity) over 3 years from the delivery of the product as ESP for the cloud-based monitoring platform.  Starting on May 1, 2012 the Company changed its cloud-

based monitoring platform pricing model, consistent with the business objective of encouraging use of its cloud-based monitoring platform, to provide the basic monitoring capabilities for free for the entire life of the system, while providing advanced features for free for a period of 18 months and subsequently at a price of $4.8—$7.2 per kW per year.  For sales initiated on or after May 1, 2012, the Company calculated the ESP for the cloud-based monitoring platform utilizing the cost plus expected margins for the basic features and the renewal price for the advanced features.  Revenues were recognized based on the number of power optimizers sold, over 18 months from the delivery of the product.

Since June 2013, the Company has provided its cloud-based monitoring platform at no charge.  In order to determine the fair value associated with the cloud-based monitoring platform (which is classified as deferred revenues in the financial statements) in the absence of VSOE or TPE, management was required to perform its best estimate in order to determine the service cost and to apply this to the Company’s standard margins as applied on other Company products, for the sales of its other products utilizing the cost plus method.  Under this method, the Company included all costs associated with providing the monitoring service, such as hosting, storage and personnel.  The Company reviews the associated costs periodically and updates the cloud-based monitoring platform ESP accordingly.  Revenues from the cloud-based monitoring platform are recognized by the Company over 25 years (the service period).  There is a downward trend for the cost of storage and, in parallel, the Company’s revenues from product sales have increased dramatically during fiscal year 2014 while the revenue portion associated with the monitoring portal is becoming immaterial compared to the product revenues.

T — Concentration of credit risks, page F-16

31.       We note your disclosure that an allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.  Please tell us how you considered the disclosure requirements of FASB ASC 310-10-50-4, as applicable.

Answer:  The Company has revised page F-18 of its financial statements in response to the Staff’s comment.

W — Accounting for stock-based compensation, page F-19

32.       We note that your expected volatility was based upon certain peer companies that the company considered to be comparable.  Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies.  Refer to FASB ASC 718-10-55-25 and Question 6 in SAB Topic 14.D.1.

Answer:  The Company advises the Staff that, because the Company is a nonpublic entity, management considered the provisions of FASB ASC 718-20-55-25 in exercising its judgment to estimate expected volatility in each case where a valuation was required.  In doing so, management developed an estimate of expected volatility based on a peer group of public companies rather than referring to an index.

Under FASB 718-20-55-25, the selection criteria used to identify peer companies are: (i) same or a related industry, (ii) similar age and stage of development, (iii) similar size as measured by revenue and asset base and (iv) issuance of instruments with similar terms. Because most relevant publicly traded companies are larger than the Company in size and revenue, peer company selection among comparable traded companies, was primarily based on sector and related industry, while size and development phase played a lesser role.

In order to determine stock option grant prices, the board of directors of the Company periodically performed common stock valuations using, among other factors, an evaluation from a third party independent expert.  The following table sets forth the peer group companies that were referenced with respect to the Company’s volatility assumptions in the most recent common stock valuation, performed as of October 29, 2014:

Peer company name	Selection criteria	Applicable volatility used in the October 29 valuation

SMA Solar Technology AG	Same industry - market leader of solar inverter sector selling products that compete with our products	68.69%

Fairchild Semiconductor International, Inc	Related industry — supplier of semiconductor based power analog products, power discrete products and energy-efficient solutions	36.76%

International Rectifier Corporation	Related industry - manufacturer and marketer of power management semiconductors	19.91%

Cree, Inc	Related industry, similar in age - developer and manufacturer of semiconductor materials and devices	41.43%

primarily based on silicon carbide (SiC), gallium nitride (GaN) and related compounds used in power applications

REC Silicon ASA	Related industry - manufacturer of granular polysilicon for solar applications	69.54%

The following companies were used as peer companies in prior valuations:

Peer company name	Selection criteria	Used until

Power-One, Inc.	Same industry - market leader in the solar inverter sector selling products that compete with our products	July 2013 (acquired by ABB Ltd.)

A123 Systems Inc.	Related industry — developer and manufacturer of advanced lithium-ion (lithium iron phosphate) batteries and energy storage systems	October 2012 (filed for bankruptcy)

Note 13 — Income Taxes, page F-34

33.       We note that you provide a reconciliation of your theoretical tax expense assuming all income is taxed at the statutory tax rate to the actual tax expense as reported in the consolidated statements of operations.  We note that your principal executive offices are in Israel.  However, it appears that your disclosure here refers to the U.S. statutory tax rate of 35% rather than the Israeli corporate tax rate of 25%.  Please explain to us why you believe the U.S. tax rate is the appropriate domestic federal statutory tax rate for purposes of providing this disclosure required by FASB ASC 740-10-50-12.

Answer:  The Company advises the Staff that the Company has referred to the U.S. statutory tax rate because the Company is a Delaware corporation subject to U.S. federal income tax.  The Company’s Israeli affiliate is a wholly-owned subsidiary of the Company.

34.       Further to the above, with reference to the disclosure in Note 13(e), please clarify whether “domestic” in this disclosure relates to loss (income) before taxes in the United States or Israel.

Answer:  The Company advises the Staff that the reference to “domestic” in Note 13(e) relates to loss (income) before taxes in the United States.

Note 15 — Geographic Information and Major Customer and Product Data, page F-38

35.       We note your disclosure of revenues based on customer location.  Please revise to disclose the amount of revenues from your country of domicile.  In addition, clarify whether the amount of revenues attributable to any individual foreign country are material.  Refer you to FASB ASC 280-10-50-41.

Answer:  The Company has revised page F-44 of its financial statements in response to the Staff’s comment.

36.       We note your presentation of inverters shipped and power optimizer shipped on page 41.  In regards to these products, please tell us how you considered the revenue by product disclosure guidance from FASB ASC 280-10-50-40.

Answer:  The Company has revised page F-44 of its financial statements in response to the Staff’s comment.

Item 15.  Recent Sales of Unregistered Securities, page II-2

37.       We note that the last sentence on this page is limited to options granted to “certain” employees and executives.  Please revise to address options granted to all employees and executives within the time period you note.  Also revise to address options granted to non-employees during such period, including those mentioned on page F-33.

Answer:  The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

The Company further submits that this figure represents all options granted within the time period noted in the Registration Statement.

Exhibits

38.       We note the agreements with Silicon Valley Bank filed as Exhibits 10.1-10.4.  Please tell us which of those documents represents the May 2014 amendment noted on page F-9, or file that amendment as an exhibit.

Answer:  The Company has revised page F-9 of its financial statements in response to the Staff’s comment.

39.       Please file as exhibits the documents containing the registration rights and market stand-off provision, as cited on pages 118 and 126, and the lock-up agreement noted on page 125.  Further, in light of the material risks disclosed on page 17 from your reliance on your contract manufacturers and benefits you derive from your relationship with them, as disclosed on page 89, please also file your agreements with Jabil Circuit and Flextronics as exhibits.

Answer:  The Company advises the Staff that the registration rights and market stand-off provision are included in the Fifth Amended and Investors’ Rights Agreement, which will be filed as Exhibit 4.2 to the Registration Statement.  The form of lock-up agreement will be included as an annex to the Underwriting Agreement, which will be filed as Exhibit 1.1 to the Registration Statement.  The Company will file its agreements with Jabil Circuit and Flextronics, with certain redactions pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as Exhibits 10.10, 10.11 and 10.12.

*                                         *                                         *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-2626.

Very truly yours,

/s/ John T. Gaffney
John T. Gaffney

cc:                                Geoff Kruczek, Securities and Exchange Commission
Eric Atallah, Securities and Exchange Commission
Kevin Vaughn, Securities and Exchange Commission
Rachel Prishkolnik, SolarEdge Technologies, Inc.

Guy Sella, SolarEdge Technologies, Inc.

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP